Exhibit 99.4

Consent of Richard E. Routledge

I refer you to the Registration Statement on Form F-10 (File No. 333-147126) of North American Palladium, and any registration statements filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

Reference is made to the technical report prepared by me, Richard E. Routledge, relating to the Lac des Iles Mine property dated  March 13, 2009 (the “Report”).

I hereby consent to the use of my name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.

September 21, 2009

Yours truly,

/s/ Richard E. Routledge

Richard E. Routledge, M.Sc. P.Geo
Consulting Geologist